CLASS A DISTRIBUTION PLAN

ADDENDUM TO SCHEDULE

CALVERT IMPACT FUND, INC.

Calvert Green Bond Fund

Class A Distribution Plan expenses incurred by the Calvert Green Bond Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund’s daily net assets.

Effective Date: October 31, 2013